SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 11)

Under the Securities Exchange Act of 1934

Capital Trust, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

14052H100

(CUSIP Number)

Marc D. Hauser, Esq.
Equity Group Investments, L.L.C.
Two North Riverside Plaza, Suite 600
Chicago, Illinois 60606

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

                                      March 28, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 14052H100	Page 1 of 15 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Veqtor Finance Company, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 897,429
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 897,429
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 897,429
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14		TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 14052H100	Page 2 of 15 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Samstock, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 25,000
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14		TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 14052H100	Page 3 of 15 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EGI-Properties Fund (08-10), L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 248,400
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 248,400
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 248,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14		TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 14052H100	Page 4 of 15 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SZ Investments, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 273,400
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 273,400
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 273,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14		TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 14052H100	Page 5 of 15 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Zell General Partnership, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,170,829
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,170,829
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,170,829
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14		TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 14052H100	Page 6 of 15 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sam Investment Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,170,829
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,170,829
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,170,829
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14		TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 14052H100	Page 7 of 15 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Chai Trust Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☒ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,170,829
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,170,829
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,170,829
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14		TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 14052H100	Page 8 of 15 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CMH Investment Partnership LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 305,644
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 305,644
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 305,644
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14		TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 14052H100	Page 9 of 15 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Craig M. Hatkoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,490
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,490
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,490
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14		TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 14052H100	Page 10 of 15 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON JRK Investment Partnership LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 300,044
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 300,044
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,044
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.4%
14		TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 14052H100	Page 11 of 15 Pages

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON John R. Klopp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS AF, BK
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 415,709
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 415,709
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 415,709
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.9%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 14052H100	Page 12 of 15 Pages

This Amendment No. 11 to Schedule 13D is filed by the Reporting Persons (as defined below) pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended.  This Amendment No. 11 to Schedule 13D amends and supplements:

•	the Schedule 13D, dated July 15, 1997, as filed with the Securities and Exchange Commission (the "SEC") on July 25, 1997, as amended by
•	Amendment No. 1, as filed with the SEC on December 22, 1997, as amended by
•	Amendment No. 2, as filed with the SEC on July 2, 1998, as amended by
•	Amendment No. 3, as filed with the SEC on August 19, 1999, as amended by
•	Amendment No. 4, as filed with the SEC on September 30, 1999, as amended by
•	Amendment No. 5, as filed with the SEC on February 2, 2000, as amended by
•	Amendment No. 6, as filed with the SEC on May 23, 2000, as amended by
•	Amendment No. 7, as filed with the SEC on November 2, 2001, as amended by
•	Amendment No. 8, as filed with the SEC on May 28, 2003, as amended by
•	Amendment No. 9, as filed with the SEC on August 23, 2004, as amended by
•	Amendment No. 10, as filed with the SEC on May 4, 2006 (together with the original Schedule as previously amended, the "Schedule 13D").

The original schedule reported beneficial ownership of class A common shares of beneficial interest, $1.00 par value (the "Class A Common Shares"), in Capital Trust, a California business trust.  As reported in Amendment No. 3 to Schedule 13D, Capital Trust reorganized into Capital Trust, Inc., a Maryland corporation and each Class A Common Share was converted into one share of class A common stock, par value $0.01 per share, of Capital Trust, Inc.  As reported in Amendment No. 8 to Schedule 13D, the Issuer effected a one (1) for three (3) reverse stock split which became effective April 2, 2003.  This statement therefore relates to the shares of class A common stock, par value $0.01 per share ("Class A Common Stock"), of Capital Trust, Inc. (hereinafter the "Issuer"), after giving effect to the reorganization and reverse stock split.  The Issuer’s principal office is located at 410 Park Avenue, 14th Floor, New York, New York 10022.  All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.

The Reporting Persons to this Amendment No. 11 to Schedule 13D are:

(i)	Veqtor Finance Company, L.L.C., a Delaware limited liability company ("VFC");
(ii)	Samstock, L.L.C., a Delaware limited liability company ("Samstock");
(iii)	EGI-Properties Fund (08-10), L.L.C., a Delaware limited liability company ("Fund 08-10");
(iv)	SZ Investments, L.L.C., a Delaware limited liability company, the sole member of Samstock, and the managing member of Fund 08-10 ("SZI");
(v)	Zell General Partnership, Inc., an Illinois corporation, the managing member of SZI, and the managing member of VFC ("Zell GP");
(vi)	Sam Investment Trust, a trust formed under Illinois law and the sole stockholder of Zell GP ("Sam Trust");
(vii)	Chai Trust Company, LLC, an Illinois limited liability company, and the trustee of Sam Trust ("Chai");
(viii)	CMH Investment Partnership LP, a Delaware limited partnership ("Hatkoff LP");
(ix)	Mr. Craig M. Hatkoff, a citizen of the United States and the general partner of Hatkoff LP ("Hatkoff");
(x)	JRK Investment Partnership LP, a Delaware limited partnership ("Klopp LP"); and

CUSIP No. 14052H100	Page 13 of 15 Pages

(xi)
Mr. John R. Klopp, a citizen of the United States and the general partner of Klopp LP ("Klopp" and, collectively with VFC, Samstock, SZI, Fund 08-10, Zell GP, Sam Trust, Chai, Hatkoff LP, Hatkoff and Klopp LP, the "Reporting Persons").

Schedule 13D is being amended by this Amendment No. 11 to (x) reflect the acquisition of additional shares of Class A Common Stock by Fund 08-10; and (y) to reflect the termination of the reporting obligations of  Hatkoff LP, Hatkoff, Klopp LP and Klopp who will hereafter no longer continue to report jointly as Reporting Persons pursuant to the Schedule 13D as further described in Item 5(e) below.

Item 2 to the Schedule 13D is hereby amended by appending the following thereto:

ITEM 2.    Identity and Background.

(a-c) This Schedule 13D is being filed by the following beneficial owners of Class A Common Stock: Veqtor Finance Company, L.L.C., a Delaware limited liability company ("VFC"); Samstock, L.L.C., a Delaware limited liability company ("Samstock"); EGI-Properties Fund (08-10), L.L.C., a Delaware limited liability company ("Fund 08-10"); SZ Investments, L.L.C., a Delaware limited liability company ("SZI"); Zell General Partnership, Inc. ("Zell GP"); Sam Investment Trust, a trust formed under the Illinois law ("Sam Trust"); and Chai Trust Company, LLC, an Illinois limited liability company ("Chai").  VFC, Samstock, Fund 08-10, SZI, Zell GP, Sam Trust and Chai are sometimes collectively referred to herein as the "EGI Entities".

SZI is the Managing Member of each of Samstock and Fund 08-10.  Zell GP is the Managing Member of VFC and SZI.  The executive officers of each of Fund 08-10, Samstock, SZI and Zell GP are as follows:

Samuel Zell	President; President and Chairman of Equity Group Investments, L.L.C. ("EGI")
William C. Pate	Vice President; Managing Director of EGI
Philip Tinkler	Vice President and Treasurer; CFO and Treasurer of EGI

SZI is indirectly owned by various trusts established for the benefit of Samuel Zell and his family, including Sam Trust, the trustee of each of which is Chai.  The sole stockholder of Zell GP is Sam Trust, the trustee of which is Chai.  The officers and managing directors of Chai are as follows:

Donald J. Liebentritt	President and a Managing Director of Chai; Senior Advisor to EGI
Bert Cohen	Managing Director of Chai. Mr. Cohen is also a semi-retired investor, whose residence is 5000-4A Estate Enighed, #65, St. John, VI 00830
Kellie Zell Harper	Managing Director of Chai. Mrs. Zell also works as a homemaker.
Leah Zell Wanger	Managing Director of Chai. Ms. Wagner is a private investor whose business address is 227 West Monroe Street, Chicago, Illinois 60603
JoAnn Zell Gillis	Managing Director of Chai. Mrs. Zell Gillis is a physician
Matthew Zell	Managing Director of Chai and an employee of EGI
Robert M. Levin
Senior Trust Officer and a Managing Director of Chai.  Mr. Levin is also a partner in the law firm Levin & Schreder Ltd., whose business address is 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602

James Bunegar	Vice President, Chief Financial Officer, Assistant Trust Officer and Treasurer of Chai. Mr. Bunegar is also the Vice President - Taxes of EGI

The business address of each EGI Entity, Samuel Zell, Donald Liebentritt, William Pate, Philip Tinkler, Kellie Zell Harper, JoAnn Zell Gillis, Matthew Zell and James Bunegar is Two North Riverside Plaza, Suite 600, Chicago, Illinois 60606.

CUSIP No. 14052H100	Page 14 of 15 Pages

(d) and (e) No EGI Entity or any officer thereof has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) All of the executive officers and directors of each EGI Entity are United States citizens.

Item 3 to the Schedule 13D is hereby amended by appending the following thereto:

ITEM 3.     Source and Amount of Funds or Other Consideration

On March 28, 2008, Fund 08-10 acquired 248,400 shares of Class A Common Stock in an underwritten offering of the Issuer, at a price per share of $28.75, for an aggregate purchase price of $7,141,500.00. All funds used in the acquisition such shares of Class A Common Stock by Fund 08-10 were obtained from the working capital of Fund 08-10.

Item 5 to the Schedule 13D is hereby amended and restated in its entirety as follows:

ITEM 5.    Interest in Securities of the Issuer.

(a) and (b) To the best knowledge of the Reporting Persons, there were 21,693,730 shares of Class A Common Stock outstanding as of March 28, 2008, based on information received from the Issuer.

Based upon the (i) 897,429 shares of Class A Common Stock as to which VFC shares beneficial ownership; (ii) 25,000 shares of Class A Common Stock as to which Samstock shares beneficial ownership; and (iii) 248,400 shares of Class A Common Stock as to which Fund 08-10 shares beneficial ownership, the 1,170,829 shares of Class A Common Stock held by VFC, Samstock and Fund 08-10, as to which SZI, Zell GP, Sam Trust and Chai share beneficial ownership, represent approximately 5.40% of the issued and outstanding Class A Common Stock.

(c) Except as set forth above, during the last 60 days, no transactions in the Class A Common Stock were effected by any Reporting Person, or to the best knowledge of any Reporting Person, any of the persons set forth in Item 2.

(d) No person other than an EGI Entity has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of Class A Common Stock owned by the Stockholders.

(e) Hatkoff and Hatkoff LP (the "Hatkoff Parties") and Klopp and Klopp LP (the "Klopp Parties") have determined that in view of the current circumstances concerning their respective beneficial ownership of Class A Common Stock, they are no longer required to report jointly their beneficial ownership of Class A Common Stock pursuant to the Schedule 13D or otherwise pursuant to Section 13(d) of the Exchange Act and the rules promulgated thereunder. Neither the Hatkoff Parties nor the Klopp Parties owns more than five percent of the Class A Common Stock and therefore, from and after the date of this Amendment No. 11 to Schedule 13D, such person cease to be  Reporting Persons pursuant to the Schedule 13D.  The EGI Entities, however, continue to own more than five percent of the Class A Common Stock and will continue to report as  Reporting Persons pursuant to the Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.

VEQTOR FINANCE COMPANY, L.L.C.
By:           Zell General Partnership, Inc.
Its:           Managing Member
EGI-PROPERTIES FUND (08-10), L.L.C.
SAMSTOCK, L.L.C.
SZ INVESTMENTS, L.L.C.
ZELL GENERAL PARTNERSHIP, INC.

Each by:    /s/ Philip G. Tinkler
                           Philip G. Tinkler, Vice President

SAM INVESTMENT TRUST
By:           Chai Trust Company, LLC
Its:           Trustee
CHAI TRUST COMPANY, LLC

Each by:    /s/ James G. Bunegar
                           James G. Bunegar, Vice President

CMH INVESTMENT PARTNERSHIP LP
By:     /s/ Craig M. Hatkoff
Craig M. Hatkoff, General Partner

/s/ Craig M. Hatkoff
CRAIG M. HATKOFF

JRK INVESTMENT PARTNERSHIP LP
By:     /s/ John R. Klopp
John R. Klopp, General Partner

 /s/ John R. Klopp
JOHN R. KLOPP